UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
FLEXTRONICS INTERNATIONAL LTD.
(Name of Subject Company (issuer))
FLEXTRONICS INTERNATIONAL LTD.
(ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))
1.0% Convertible Subordinated Notes due August 1, 2010
(Title of Class of Securities)
33938EAK3
33938EAL1
(CUSIP Numbers of Class of Securities)
Michael M. McNamara
Chief Executive Officer
Flextronics International Ltd.
One Marina Boulevard, #28-00
Singapore 018989
(65) 6890-7188
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
Copy to:
Valarie A. Hing, Esq.
Jeffrey N. Ostrager, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$217,500,000	$8,548

(*)	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the purchase of $250,000,000 aggregate principal amount of the issuer’s 1.0% Convertible Subordinated Notes due August 1, 2010, the maximum amount that the issuer is offering to purchase, at the maximum tender offer price of $870 per $1,000 principal amount. The amount of the filing fee, $39.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by Flextronics International Ltd., a company incorporated under the laws of the Republic of Singapore (the “Company”), to purchase for cash up to a maximum amount of $250.0 million of the Company’s 1.0% Convertible Subordinated Notes due August 1, 2010 (the “Notes”) upon the terms and subject to the conditions contained in the Offer to Purchase dated December 1, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Purchase constitutes the “Offer”). The Notes were issued by the Company on August 5, 2003 pursuant to an Indenture, dated as of August 5, 2003, between the Company and U.S. Bank National Association, as successor in interest to J.P. Morgan Trust Company, National Association, as Trustee (the “Indenture”).
     This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.
Item 1. Summary Term Sheet.
     The information under the heading “Summary” in the Offer to Purchase is incorporated herein by reference in response to this Item 1.
Item 2. Subject Company Information.
     a. Name and address. The issuer of the Notes that are subject to the Offer is Flextronics International Ltd., a company incorporated under the laws of the Republic of Singapore (company registration no.: 199002645H). Its principal corporate office is located at One Marina Boulevard, #28-00, Singapore 018989. Its U.S. corporate headquarters are located at 2090 Fortune Drive, San Jose, California, 95131. Its telephone number in the Republic of Singapore is (65) 6890-7188 and in the United States is (408) 576-7722.
     b. Securities. The subject class of securities is the Company’s 1.0% Convertible Subordinated Notes due August 1, 2010. As of the date of this Schedule TO, there was outstanding $499,992,000 aggregate principal amount of the Notes.
     c. Trading Market and Price. The Notes are not listed on any securities exchange or included in any automated quotation system. Although certain institutions and securities dealers provide quotations for and engage in transactions in the Notes, there is no established public market for the Notes, and the Company believes that trading in the Notes has been limited and sporadic. The information set forth in the Offer to Purchase under the caption “Market and Trading Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     The Company is the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.
     The names of the executive officers and directors of the Company, who are persons specified in Instruction C to Schedule TO, are set forth below. The address for each such person is: c/o Flextronics International Ltd., One Marina Boulevard, #28-00, Singapore 018989 and the telephone number for each such person is: (65) 6890-7188.

Name	Office

Michael M. McNamara	Director and Chief Executive Officer
Paul Read	Chief Financial Officer
Sean P. Burke	President, Computing
Michael J. Clarke	President, Infrastructure
Christopher Collier	Senior Vice President, Finance
Carrie L. Schiff	Senior Vice President and General Counsel
Gernot Weiss	President, Mobile Market
Greg Westbrook	President, Consumer Digital
Werner Widmann	President, Multek
H. Raymond Bingham	Chairman
James A. Davidson	Director
Robert L. Edwards	Director
Rockwell A. Schnabel	Director
Ajay B. Shah	Director
Willy C. Shih	Director
Lip-Bu Tan	Director
Item 4. Terms of the Transaction.
     a. Material terms. The information set forth in the Offer to Purchase, most specifically under the sections captioned “The Tender Offer,” “Certain Significant Considerations,” “Certain United States Federal Income Tax Consequences” and “Certain Singapore Income Tax Consequences,” is incorporated herein by reference.
     b. Purchases. To the best of the Company’s knowledge, Notes will not be purchased from any officer, director or other affiliate of the Company.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Agreements Involving the Subject Company’s Securities.
     The Company is a party to the following agreements, arrangements or understandings that involve its securities:
     (i) Indenture, dated August 5, 2003, by and between Flextronics International Ltd. and U.S. Bank National Association, as successor in interest to J.P. Morgan Trust Company, National Association, as Trustee (previously filed as Exhibit 4.01 to the Company’s Form 10-Q (No. 0-23354) filed August 11, 2003 and incorporated herein by reference).
     (ii) Registration Rights Agreement, dated August 5, 2003, by and between Flextronics International Ltd., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Lehman Brothers Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Bear, Stearns & Co. Inc., ABN AMRO Rothschild LLC, Fleet Securities, Inc., BNP Paribas Securities Corp., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc., as Initial Purchasers (previously filed as Exhibit 4.11 to the Company’s Form S-3 (No. 333-109542) filed October 7, 2003 and incorporated herein by reference).
Descriptions of the material provisions of the foregoing agreements are set forth under the caption “Description of Notes” in the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2003 (File No. 333-109542) and is incorporated herein by reference.

     The Company sponsors certain equity-based compensation plans for, and is party to related award agreements with, certain of its employees. These plans, which are as follows, and the related award agreements provide for the grant of options to purchase shares and the grant of share bonus awards for the Company’s ordinary shares, among other things:
(i)	1993 Share Option Plan

(ii)	1997 Interim Stock Plan

(iii)	1998 Interim Stock Plan

(iv)	1999 Interim Stock Plan

(v)	2001 Equity Incentive Plan

(vi)	2002 Interim Incentive Plan

(vii)	2004 Award Plan for New Employees
For a description of these plans, see the Company’s Annual Report on Form 10-K/A for the year ended March 31, 2008, filed on June 24, 2008, the Company’s Proxy Statement relating to its 2008 Annual General Meeting of Shareholders, filed on July 29, 2008, and the other filings by the Company which are referenced in Item 12 and the Exhibit Index hereto, which descriptions are incorporated herein by reference.
Item 6. Purposes of the Transaction and Plan or Proposals.
     a. Purposes. The information set forth in the Offer to Purchase, most specifically under the sections captioned “Source and Amount of Funds,” and “Information Concerning Flextronics,” and “The Tender Offer — Purpose of the Tender Offer,” is incorporated herein by reference.
     b. Use of Securities Acquired. The Company will deliver all Notes purchased by the Company in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.
     c. Plans. Except for the Tender Offer, the Company does not and to the best knowledge of the Company, none of the executive officers or directors of the Company or any of their associates or majority-owned subsidiaries, or any executive officer or director of any subsidiary of the Company has, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7. Source and Amount of Funds or Other Consideration.
     a. Source of Funds. The information set forth in the Offer to Purchase, most specifically under the section captioned “Source and Amount of Funds,” is incorporated herein by reference.
     b. Conditions. Not applicable.
     d. Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     a. Securities ownership. Neither the Company nor to the best knowledge of the Company, any of the other persons named in Item 3 above (in response to Item 1003 of Regulation M-A) or any associates or majority-owned subsidiaries of such persons or any executive officer or director of any subsidiary of the Company, beneficially owns any of the subject securities.
     b. Securities transactions. Neither the Company nor to the best knowledge of the Company, any of the other persons named in Item 3 above (in response to Item 1003 of Regulation M-A) or any associates or majority-owned subsidiaries of such persons or any executive officer or director of any subsidiary of the Company, engaged in any transactions in the subject securities during the past 60 days.
Item 9. Persons/ Assets, Retained, Employed, Compensated or Used.
     a. Solicitations or Recommendations. The information set forth in the Offer to Purchase, most specifically under the section captioned “The Dealer Manager, Depositary and Information Agent,” is incorporated herein by reference.
Item 10. Financial Statements.
     a. Financial Information. Not applicable.
     b. Pro Forma Information. Not applicable.
Item 11. Additional Information.
     None.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated December 1, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Internal Revenue Service Form W-9.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release, dated December 1, 2008.

(b)	None.

(d)(1)	Indenture, dated August 5, 2003, by and between Flextronics International Ltd. and U.S. Bank National Association, as successor in interest to J.P. Morgan Trust Company, National Association, as Trustee (previously filed as Exhibit 4.01 to the Company’s Form 10-Q (No. 0-23354) filed August 11, 2003 and incorporated herein by reference)

(d)(2)	Registration Rights Agreement, dated August 5, 2003, by and between Flextronics International Ltd., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Lehman Brothers Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Bear, Stearns & Co. Inc., ABN AMRO Rothschild LLC, Fleet Securities, Inc., BNP Paribas Securities Corp., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc., as Initial Purchasers (previously filed as Exhibit 4.11 to the Company’s Registration Statement on Form S-3 (No. 333-109542) filed October 7, 2003 and incorporated herein by reference)

(d)(3)	1993 Share Option Plan (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 333-55850) filed February 16, 2001 and incorporated herein by reference)

(d)(4)	1997 Interim Stock Plan (previously filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (No. 333-42255) filed December 15, 1997 and incorporated herein by reference)

(d)(5)	1998 Interim Stock Plan (previously filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-8 (No. 333-71049) filed January 22, 1999 and incorporated herein by reference)

(d)(6)	1999 Interim Stock Plan (previously filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-71049) filed January 22, 1999 and incorporated herein by reference)

(d)(7)	2001 Equity Incentive Plan (previously filed as Exhibit 10.01 to the Company’s Form 8-K (No. 000-23354) filed October 2, 2008 and incorporated herein by reference)

(d)(8)	2002 Interim Incentive Plan (previously filed as Exhibit 4.02 to the Company’s Registration Statement on Form S-8 (No. 333-103189) filed February 13, 2003 and incorporated herein by reference)

Exhibit No.	Description

(d)(9)	2004 Award Plan for New Employees (previously filed as Exhibit 10.09 to the Company’s Form 10-K (No. 000-23354) filed May 29, 2007 and incorporated herein by reference)

(g)	None.

(h)	None.
Item 13. Information required by Schedule 13E-3. Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Paul Read
Name:	Paul Read
Title:	Chief Financial Officer
Dated: December 1, 2008

Exhibit Index

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated December 1, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Internal Revenue Service Form W-9.

(a)(5)(i)	Press Release, dated December 1, 2008.

(d)(1)	Indenture, dated August 5, 2003, by and between Flextronics International Ltd. and U.S. Bank National Association, as successor in interest to J.P. Morgan Trust Company, National Association, as Trustee (previously filed as Exhibit 4.01 to the Company’s Form 10-Q (No. 0-23354) filed August 11, 2003 and incorporated herein by reference)

(d)(2)	Registration Rights Agreement, dated August 5, 2003, by and between Flextronics International Ltd., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Lehman Brothers Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Bear, Stearns & Co. Inc., ABN AMRO Rothschild LLC, Fleet Securities, Inc., BNP Paribas Securities Corp., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc., as Initial Purchasers (previously filed as Exhibit 4.11 to the Company’s Form S-3 (No. 333-109542) filed October 7, 2003 and incorporated herein by reference)

(d)(3)	1993 Share Option Plan (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 333-55850) filed February 16, 2001 and incorporated herein by reference)

(d)(4)	1997 Interim Stock Plan (previously filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (No. 333-42255) filed December 15, 1997 and incorporated herein by reference)

(d)(5)	1998 Interim Stock Plan (previously filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-8 (No. 333-71049) filed January 22, 1999 and incorporated herein by reference)

(d)(6)	1999 Interim Stock Plan (previously filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-71049) filed January 22, 1999 and incorporated herein by reference)

(d)(7)	2001 Equity Incentive Plan (previously filed as Exhibit 10.01 to the Company’s Form 8-K (No. 000-23354) filed October 2, 2008 and incorporated herein by reference)

(d)(8)	2002 Interim Incentive Plan (previously filed as Exhibit 4.02 to the Company’s Registration Statement on Form S-8 (No. 333-103189) filed February 13, 2003 and incorporated herein by reference)

(d)(9)	2004 Award Plan for New Employees (previously filed as Exhibit 10.09 to the Company’s Form 10-K (No. 000-23354) filed May 29, 2007 and incorporated herein by reference)